# FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

Commission File Number: 0-30204

For the Month of March, 2002

# Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

## EXHIBIT INDEX

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Internet Initiative Japan Inc.**

Date: March 31, 2002

By:
Koichi Suzuki
President, Chief Executive Officer and
Representative Director

EXHIBIT 1

IIJ
Internet Initiative Japan

*For Immediate Release*

# IIJ Group to Officially Launch Global VPN Service

*-- Internet VPN service provided to 50 countries around the world --*

TOKYO, March 5, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that the Company and its 90.3% subsidiary IIJ America Inc. will officially launch the IIJ Global VPN Service as of April 1, 2002 in 50 countries around the world. The VPN offering will enable Japan-based businesses and organizations to establish secure communication among the 50 countries worldwide via the Internet.

The IIJ Global VPN Service is offered in partnership with Genuity Inc. (NASDAQ: GENU), a leading provider of Internet infrastructure services in the U.S., with a trial service between Japan and the US initiated in September 2001. The official launch will expand the service range to deliver comprehensive support for the global outreach of corporate networks.

The service uses Nortel Networks Contivity VPN switch family, which scales from a few VPN tunnels up to a maximum of 5,000 tunnels per switch over the Internet. Small-scale connection is also offered through "Contivity 600" and "Contivity 600 Branch Office". The VPN service includes 24 hour (seven days a week) security monitoring and management, hardware and software maintenance, customer support, and incident response services ensuring secure, reliable global VPN communications. The VPN topology is flexible enough to respond to a wide range of network configurations and cables, and enables controllable access to each IP address for high levels of security. The service offers Japanese-language support in the U.S., as well as payment in yen for Japanese companies located internationally.

"We anticipate an increasing need over the next few years for global networking by our high-end corporate customers in the Japanese marketplace," said Koichi Suzuki, President and CEO of IIJ and chairman of IIJ America. "In addition to the new global service, the IIJ Group offers a VPN service in Asia through IIJ's 26.7% affiliate Asia Internet Holding. For seamless management of various corporate networks, such as VPN, Internet and LAN, through interconnection at IIJ Internet data centers, we also recently launched "Omnibus" in February 2002. The IIJ Group regards the provision of total network solutions for expanding corporate networks as a core element in its service strategy, and will continue to improve our service lineup going forward."

The fee for the service depends upon the locations in which VPN machines installed. In Japan, the initial charge for the service ranges between JPY170,000 and JPY580,000, while the monthly charge varies from JPY74,000 to JPY386,000, depending upon the number of VPN connections per location. The monthly charge includes equipment rental, software maintenance and support charges. The service area for the IIJ Global VPN Service is as follows: Argentina, Australia, Austria, Bahamas, Belgium, Brazil, Brunei, Canada, Chile, Colombia, Croatia, Denmark, Egypt, El Salvador, Estonia, Finland, France, Germany, Greece, Hong Kong, Indonesia, Ireland, Italy, Japan, Kenya, Kuwait, Luxembourg, Malaysia, Mexico, Netherlands, New Zealand, Nigeria, Norway, Peru, Philippines, Portugal, Saudi Arabia, Singapore, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, UAE, UK, USA, Vietnam, Zimbabwe

**About IIJ**
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

**About IIJ America Inc.**
IIJ America Inc. is a subsidiary of Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Japan's leading Internet-access and comprehensive Internet solution provider. IIJ America was established in 1996 to bring high-quality Internet access services to US customers, which linked directly to IIJ group's seamless high-capacity backbone network connecting the U.S., Japan, and the countries of Asia.

*The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.*

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

###

EXHIBIT 2

IIJ
Internet Initiative Japan

*For Immediate Release*

# IIJ to Extend Trial Period for IPv6 Tunneling and Native Connectivity Services

*-- Strategic Support for Emerging IPv6 Market in Japan --*

TOKYO, March 11, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that the Company will extend the trial period for its IPv6 (Internet Protocol Version 6, the next generation Internet protocol) Tunneling and Native Connectivity Services to the end of March 2003 to address the changing trends in IPv6 usage in Japan. The trial period was originally set at the end of March 2002. At the same time, the service area for the IPv6 Native Service and the IPv6/IPv4 Dual Stack Service will be expanded from Tokyo to five areas around Japan, bringing IPv6 to a wider audience.

"Trends in IPv6 usage are undergoing changes in Japan," said Koichi Suzuki, President and CEO of IIJ. "The enormous popularity of the new broadband access lines has made 24-hour network access a standard practice. Various IPv6 promotion activities have opened the way for home users to enjoy IPv6-capable appliances and applications such as IP telephones, IP controllers and IP cars. In response to these changes, IIJ has decided to extend the trial period for one more year to continue to actively promote new network usage over IPv6, while offering our IPv6 knowledge and operational expertise to corporations recognizing IPv6's enormous business potential."

Since leading the world in launching its IPv6 commercial services in August 1999, IIJ has developed a number of IPv6-capable services ranging from three types of connectivity services, IPv6 Internet data center service to IPv6 solutions service as described below.

## IIJ IPv6-Capable Services

· **IPv6 Tunneling Service** (formerly IPv6 Trial Service) was launched in August 1999. The service is an IPv6 connectivity service, which encapsulates IPv6 packages with IPv4 format and transmits them over IPv4 connections. It is available for customers using IIJ's various dedicated-line services at 24 POPs nationwide, as well as for individual services using ADSL access lines. The service is free of charge during the trial period, which ends March 2003.

· **IPv6 Native Service** was launched in August 2000. The service is an IPv6 connectivity service using access lines dedicated for IPv6 transmission, thus allowing construction of pure IPv6 networks unaffected by IPv4 networks. It is available for customers using IIJ's various dedicated-line services as well as individual services in Tokyo, Osaka, Nagoya, Sapporo and Fukuoka. The service is also free of charge during the trial period, ending March 2003.

· **IPv6/IPv4 Dual Stack Service** was launched in November 2001. This connectivity service enables IPv6 and IPv4 packets to be intermingled and transmitted over the same network. The service is available in Tokyo, Osaka, Nagoya, Sapporo and Fukuoka. Charges vary from JPY38,000 to JPY167,000, depending upon the access speed.

· **IPv6 Internet data center service** was launched in April 2001. The service is currently available at IIJ data center in Tokyo. Pricing varies based upon customers' requirements.

· **IPv6 solutions service** was launched in July 2001. This comprehensive IPv6 solutions service covers project consultation, system design and construction, IPv6 connectivity, server construction, security, authentication, management and operation through Internet data centers, and technological collaboration in developing IPv6-geared products. Pricing varies based upon customers' requirements.

**About IIJ**

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

*The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.*

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

###

EXHIBIT 3

**IIJ**
Internet Initiative Japan

*For Immediate Release*

## IIJ to Launch IIJ*mio* Personal Domain Service

*-- New Line-up for Individuals Providing Email and Web Hosting Services with Original Domain Names --*

TOKYO, March 19, 2002 - Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that it will launch "IIJ*mio* Personal Domain Service," a new lineup for individual users effective March 26, 2002. The new service will enable users to build their own web sites of up to 100MB and use email addresses under their original domain names of up to five addresses with a possible addition of up to 10 addresses per contract.

The web functions provided by the new service are not only IPv4-compatible (Internet Protocol Version 4, the current Internet protocol), but are also IPv6-compatible (Internet Protocol Version 6, the next generation Internet protocol). IIJ expects this IPv6 compatibility to further promote the use of IPv6 environments among individual users, who are already beginning to catch on to this trend. "We continue to actively promote new network usage over IPv6 both in corporate and individual markets, while offering our IPv6 knowledge and operational expertise to enterprises recognizing IPv6's enormous business potential," said Koichi Suzuki, President and CEO of IIJ.

The new service is a part of the "IIJ*mio*" series, which started in September 2001 and allows individual users to freely combine a variety of Internet-related functions to create their own unique Internet environments, including connectivity, home pages, e-mail accounts, data backup, and the use of personally selected domain names. The IIJ*mio* Personal Domain Service is the sixth service lineup in the IIJ*mio* series. The e-mail function of the new service includes virus protection and email forwarding systems, as well as unlimited disk space for e-mails. The web function provides systems for access log and access counter, form archive, notice board and diary format. The applicable domain for this new service is for JP domain names only at this time (for example, "iijmio.jp"). The initial charge for the IIJ*mio* Personal Domain Service is JPY5,000 which will be waived for customers who subscribe during the campaign period, ending May 31, 2002. The basic monthly fee will be JPY3,800.

**About IIJ**
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

*The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.*

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

###